SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2017

(Commission File No. 001-33356),

Gafisa S.A.
(Translation of Registrant's name into English)

Av. Nações Unidas No. 8501, 19th floor
São Paulo, SP, 05425-070
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes ______ No ___X___

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ______ No ___X___

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ______ No ___X___

If “Yes” is marked, indicate below the file number assigned
to the registrant in connection with Rule 12g3-2(b): N/A

Gafisa Announces New Chief Financial Officer
and Changes to Management

FOR IMMEDIATE RELEASE – São Paulo, August 21, 2017 - Gafisa S.A. (B3: GFSA3, NYSE: GFA) ("Company"), one of Brazil’s leading homebuilders, informs its shareholders and the market in general that it has appointed Mr. Carlos Calheiros as its Chief Financial and Investor Relations Officer, reporting to Sandro Gamba, Gafisa’s Chief Executive Officer, as of this date. Additionally, the Company announces the promotion of Gerson Cohen and Luciano do Amaral to Chief Operating Officers, complementing the organizational restructuring initiated last February.

Mr. Calheiros will oversee the finance and legal functions, as well as Investor Relations. He will be responsible for Treasury, Structured Operations, Transfer, Financial Planning, Economic Studies, Legal and Real Estate/Corporate and Investor Relations. He joins the Gafisa executive team at an important time as the Company nears the completion of its organizational restructuring and enters a new growth phase focused on the middle and high income real estate market. Mr. Calheiros has built his career in the financial markets in progressively senior positions at Credit Suisse, Goldman Sachs, HSBC and most recently, as Head of the Corporate Sales Desk & Structuring of Banco Votorantim. He has a law degree from Pontifical Catholic University of São Paulo.

According to Sandro Gamba, CEO of Gafisa, “Carlos’s investment banking expertise will be essential as Gafisa enters a new growth phase. Given Gafisa’s strong brand and reputation for quality developments, we are well-positioned to capture an upswing in Brazil’s real estate market. The transformation we have been executing will strengthen our capital structure, enabling us to be increasingly innovative with the real estate products we offer.”

In line with a culture of providing opportunites for internal advancement and recognition of outstanding talent, Gafisa also announced the promotion of Gerson Cohen and Luciano do Amaral to Chief Operating Officers.

Gerson Cohen is an accountant and business administrator, and joined Gafisa in 2014. Prior experience includes Rossi Residencial, United Mills and Engemix Concreto. Mr. Cohen commenced his career at Gafisa as Controllership Officer, overseeing the controllership, corporate accounting, tax accounting, information security, partners management and tax planning areas. In March 2017, he also took responsibility for the IT and Services Center areas. Gerson, who previously reported to the Chief Financial Officer, now reports directly to the Chief Executive Officer. He holds an MBA in Controllership from University of São Paulo – USP and a Master’s degree in Business Controllership from Mackenzie Presbyterian University.

Luciano do Amaral is a civil engineer and started his career at Gafisa in 2004, as a construction trainee. He held different positions, such as Head of the New Markets Operations, heading up developments throughout Brazil’s north and northeast regions, Head of Supplies and Post-Work Executive Board (Technical Assistance) and São Paulo Head of Operations. Mr. Amaral holds an MBA in Purchasing Management from INBRASC with specialization in Real Estate projects from Mackenzie Presbyterian University and completed the University Extension program in Business Management and Civil Construction Projects at the University of São Paulo. As a Gafisa veteran, Luciano joins the Executive Board with deep knowledge of the Company and a commitment to further strengthening its constrution model.

1

“As part of our plan to increase efficiency, and provide opportunities for advancement within the organization, we are pleased to promote Gerson and Luciano. They have made significant contributions to the Company’s transformation and form an important part of the team that will guide our success as we move close to a turning point in the homebuilding market, with a potential gradual recovery in demand over the coming quarters. These appointments complement the executive structure, with all Executive Officers aligned, and our vision of a streamlined and focused organization. With a more efficient and horizontal organizational structure and experienced professionals in place with the necessary skills to capitalize on opportunites and overcome challenges, we are well positioned to strengthen results as Gafisa enters a new growth cycle,” concluded Mr. Gamba.

Graph 1 – Gafisa’s New Organizational Structure – Executive Board

ABOUT GAFISA

Gafisa is one Brazil’s leading residential and commercial properties development and construction companies. Founded over 60 years ago, the Company is dedicated to growth and innovation oriented to enhancing the  well-being, comfort and safety of an increasing number of households. More than 15 million square meters have been built, and approximately 1,100 projects delivered under the Gafisa brand - more than any other company in Brazil. Recognized as one of the foremost professionally managed homebuilders, Gafisa’s brand is also one of the most respected, signifying both quality and consistency. In addition to serving the upper-middle and upper class segments through the Gafisa brand, the Company also participates through its 30% interest in Alphaville, a leading urban developer in the national development and sale of residential lots.  Gafisa S.A. is a Corporation traded on the Novo Mercado of the B3 – Bolsa Balcão Brasil (B3:GFSA3) and is the only Brazilian homebuilder listed on the New York Stock Exchange (NYSE:GFA) with an ADR Level III, which ensures best practices in terms of transparency and corporate governance.

This release contains forward-looking statements about the business prospects, estimates for operating and financial results and Gafisa’s growth prospects. These are merely projections and, as such, are based exclusively on the expectations of management concerning the future of the business and its continued access to capital to fund the Company’s business plan. Such forward-looking statements depend, substantially, on changes in market conditions, government regulations, competitive pressures, the performance of the Brazilian economy and the industry, among other factors; therefore, they are subject to change without prior notice.

2

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: August 21, 2017

Gafisa S.A.

By:	/s/ Sandro Gamba
Name: Sandro Gamba Title: Chief Executive Officer